82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031201

REGISTRANT'S NAME Misr Int'l Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4629 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

02 MAR 14 AM 8:30

AR/S
12-31-01

Misr International Bank
Egyptian Joint Stock Company

Financial Statements
&
Auditors' Report
as of December 31, 2001

Mostafa Shawki & Co.,
Public Accountants & Consultants

KPMG Hazem Hassan
Public Accountants & Consultants

Mostafa Shawki & Co.,
Public Accountants & Consultants

KPMG Hazem Hassan
Pubic Accountants & Consultants

Auditors' Report
To the Shareholders of
Misr International Bank

We have audited the accompanying Balance Sheet of Misr International Bank (S.A.E.) as of December 31, 2001, and the related Statements of Income and Cash Flow for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Auditing Standards and in the light of provisions of applicable Egyptian laws and regulations. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. Also we have verified the assets and have ascertained that the valuation of the assets and the liabilities are in accordance with Egyptian Accounting Standards. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2001, and the results of its operation and its cash flows for the year then ended in accordance with Egyptian Accounting Standards and applicable Egyptian laws and regulations.

The Bank keeps proper accounting records which include all that is required by law and the statutes of the Bank and the financial statements are in agreement therewith.

We have ascertained that the transactions undertaken by the bank, during the year ended December 31, 2001, did not contravene with Law No. 163 of 1957 and amendments thereto.

The financial information contained in the report of the Board of Directors prepared in conformity with Law No. 159 for 1981 are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

M. Hassan Ibrahim
KPMG Hazem Hassan
Public Accountants & Consultants

Dr. Ahmed Shawki
Mostafa Shawki & Co,
Public Accountants & Consultants

Cairo, February 14 , 2002

Misr International Bank
(Egyptian Joint Stock Company)

Balance Sheet
As of December 2001

ASSETS	Note No.	Dec 31, 2001 L.E.	Dec. 31, 2000 L.E.
Cash and due from Central Bank of Egypt	4	997 706 233	1 148 641 662
Due from banks	5	4 539 226 654	2 983 490 000
Treasury bills	6	212 386 426	168 360 016
Trading investments (net of provision)	7 & 8	213 101 503	110 087 453
Loans to customers and banks (net of provision)	9 & 10	5 774 963 917	5 611 427 321
Long term investments	11	1 067 253 275	1 066 389 062
Debit balances and other assets	12	164 240 916	96 840 019
Fixed assets (net of accumulated depreciation)	13	94 908 472	106 889 018
Total Assets		13 063 787 396	11 292 124 551
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Due to banks	14	1 013 254 706	1 000 037 071
Customers' deposits	15	9 915 878 269	8 691 097 748
Credit balances and other liabilities	16	261 706 103	223 639 454
Creditors - profit appropriation		98 655 588	82 809 565
Long term loans	17	497 570 938	49 769 233
Subordinated loan	18	40 000 000	60 000 000
Other provisions	19	193 579 841	280 217 323
Total Liabilities		12 020 645 445	10 387 570 394
Shareholders' Equity			
Paid-in capital		140 625 000	112 500 000
Reserves		902 516 951	792 054 157
Total Shareholders' equity	20	1 043 141 951	904 554 157
Total liabilities & shareholders' equity		13 063 787 396	11 292 124 551
Contingent Liabilities & Commitments			
Liabilities for letters of guarantee & documentary credits and other commitments	21	1 709 979 124	1 778 203 046

The accompanying notes from No. (1) to No. (32) are an integral part of these financial statements.

Dr. Kamal Sorour
Senior General Manager
Managing Director

Hatem Sadek
Deputy Chairman
Managing Director

Dr. Bahaa El Din Helmy
Executive Chairman

Auditors' Report attached,

M. Hassan Ibrahim
KPMG Hazem Hassan
Public Accountants & Consultants

Dr. Ahmed Shawki
Mostafa Shawki & Co.,
Public Accountants & consultants

Misr International Bank
(Egyptian Joint Stock Company)

Income Statement
For the year ended on December 31, 2001

	Note No.	For the financial year ended on 31/12/2001 L.E.	For the financial year ended on 31/12/2000 L.E.
Interest income		862 902 694	808 741 793
Treasury bills and bonds income		96 407 377	86 121 187
Less: Interest expense		(709 266 244)	(644 585 648)
Net interest income		250 043 827	250 277 332
Add:			
Fee and commission income		187 736 915	178 596 287
Dividend income		2 514 036	20 960 324
Gains from sales of trading investments		27 483 185	-
Losses from foreign currency transactions	22	(16 898 351)	(12 262 302)
Gains from sales of long term investment		8 242 897	-
Other operating income	19	25 195 268	14 809 883
		484 317 777	452 381 524
Net operating revenue			
Less:			
Fee and commission expense		(4 507 010)	(1 818 094)
Provisions	10,19	(73 618 865)	(72 394 463)
General administrative expense and depreciation		(151 670 374)	(131 522 267)
Other operating expense		(4 046 956)	(8 273 960)
Operating profit		250 474 572	238 372 740
Non operating profits		24 945	78 445
Net profit for the year before taxes		250 499 517	238 451 185
Income tax		(41 381 135)	(33 605 537)
Net profit for the year		209 118 382	204 845 648
Earning per share	23	7	8.2

The accompanying notes from No. (1) to No. (32) are an integral part of these financial statements.

Misr International Bank
(Egyptian Joint Stock Company)

Cash Flow Statement
For the year ended on December 31, 2001

	For the financial year ended on 31/12/2001 L.E.	For the financial year ended on 31/12/2000 L.E.
Cash Flows from Operating Activities		
Net profit before income tax	250 499 517	238 451 185
Adjustments to reconcile net profit to net cash provided from operating activities		
Fixed assets depreciation	17 265 744	15 803 561
Provisions	73 618 865	72 394 463
Long term investments evalaulting differences	1 046 515	1 698 629
Amounts used from provisions (except loans provision)	(8 998 978)	(10 000 000)
Provisions no longer needed	(11 600 000)	-
Foreign exchange differences for provisions (except loans provision)	3 522 446	3 135 853
Gains from selling fixed assets	(24 945)	(78 445)
Gains from sales of long term investments	(8 242 897)	-
Operating profit before changes in assets & liabilities Provided from operating activities	317 086 267	321 405 246
Net Decrease (Increase) in Assets		
Deposits with banks	(1 608 222 814)	(497 922 016)
Treasury bills	(101 592 268)	107 016 883
Trading investments	(102 082 387)	2 574 951
Loans to customers and banks	(404 422 141)	(451 174 276)
Debit balances and other assets	(12 029 132)	(7 384 045)
Net Increase (Decrease) in Liabilities		
Due to banks	13 217 635	285 705 980
Customers' deposits	1 224 780 521	906 534 761
Credit balances and other liabilities	30 291 051	(4 619 746)
Net cash (used in) provided from operating activities	(642 973 268)	662 137 738
Cash Flows from Investing Activities		
Purchase of long term investments	(2 536 358)	(304 798 316)
Proceeds from redemption of long term investments	40 665 229	300 000 000
Proceeds from selling fixed assets	39 134	78 445
Payments to purchase fixed assets & preparing branches	(29 299 323)	(27 665 132)
Net cash provided from (used in) investing activities	8 868 682	(32 385 003)
Cash Flows from Financing Activities		
Capital increase	28 125 000	-
Payments for subordinated loans	(20 000 000)	(20 000 000)
Increase in long term loans	447 801 705	(7 847 252)
Dividends paid	(82 809 565)	(138 525 212)
Net cash flows provided from (used in) financing activities	373 117 140	(166 372 464)
Net change in cash and cash equivalent during the year	(260 987 446)	463 380 271
Cash & cash equivalent at the beginning of the year	1 460 662 341	997 282 070
Cash & cash equivalent at the end of the year	1 199 674 895	1 460 662 341
Cash and cash equivalent are represented in:		
Cash and due from Central Bank of Egypt	997 706 233	1 148 641 662
Due from banks	4 539 226 654	2 983 490 000
Treasury bills	212 386 426	168 360 016
Deposits with banks	(4 438 154 806)	(2 829 931 993)
Treasury bills more than three months maturity	(111 489 612)	(9 897 344)
Cash & cash equivalent	1 199 674 895	1 460 662 341

Non Cash Transactions

The non cash transactions amounted to LE. 50 039 600 as of December 31, 2001 and represent a partial transfer of Remco's debt to long term investments and for the purpose of preparing the cash flow statements, The investment was excluded from both purchase of long term investments and loans to customers and banks items.

The accompanying notes from No. (1) to No. (32) are an integral part of these financial statements.

Misr International Bank
(Egyptian Joint Stock Company)

Profit Appropriation Statement (Propsed)
For the year ended on December 31. 2001

	For the financial year ended on 31/12/2001 L.E.		For the financial year ended on 31/12/2000 L.E.
Net profit for the year	209 118 382		204 845 648
Distributed as follows:			
Legal reserve	41 823 676	*	-
General reserve	68 639 118		122 036 083
Shareholders' profits share			
Cash dividends	77 343 750		33 750 000
To pay capital increase resolved by the board of directors on Febraury 22,2001	-		28 125 000
Employees' profits share	20 911 838		20 484 565
Board of Directors' remuneration	400 000		450 000
	209 118 382		204 845 648

* Legal reserve was ceased in 2000 as its balance has reached 200% of the paid in capital according to the statues of the bank,. Then it was reformed after the capital increase.

The accompanying notes from No. (1) to No. (32) are an integral part of these financial statements.

Translation of Financial Statements
Originally Issued in Arabic

Misr International Bank
(Egyptian Joint Stock Company)

Notes to the Financial Statements
for the financial Year ended on December 31, 2001

1- ACTIVITY

Misr International Bank (an Egyptian joint stock company) was established on September 4, 1975 as a Commercial Bank in accordance with provisions of Investment Law.

The Bank renders all banking operations related to its activity through its head office in Giza and 18 branches.

2- SIGNIFICANT ACCOUNTING POLICIES APPLIED

2-1 Basis of Financial Statements Presentation

These financial statements were prepared in accordance with the Egyptian Accounting Standards which comply with the International Accounting Standards (Except for the International Accounting Standard No. (39) relating to the recognition and measurement of financial instruments as no instructions were issued by the Central Bank of Egypt to apply it) also in the light of the applicable local laws and regulations.

2-2 Foreign Currencies Transactions.

- The Bank maintains its accounts in Egyptian Pounds and transactions in foreign currencies are translated during the financial year at the exchange rates prevailing at the transaction date. At the financial year end all monetary assets and liabilities in foreign currency are revalued at the exchange rates prevailing at that date. Foreign currencies revaluation differences are charged to the income statement.

- Gains / losses resulting from the valuation of forward exchange contracts balances that outstanding at the financial year end are recorded on income statement by using forward exchange rates of the remaining years until maturity dates of such contracts.

2-3 **Revenue Recognition**

Income is recognized on accrual basis except for the interest income on doubtful loans, which ceases when the recovery of interest or principle is in doubt. Dividend income is recorded when declared.

2-4 **Treasury Bills**

Treasury bills are recorded at nominal value, and the issuance discount is recorded under the item of "credit balances and other liabilities". Treasury bills are presented on the balance sheet net of the issuance discount.

2-5 **Valuation of Trading Investments**

Trading investments listed on the Stock Exchange are valued at the lower of cost or market value at the year- end. Trading investments not listed on the Stock Exchange, are valued at the year - end at the lower of cost or computed value based on latest certified financial statements of issuing companies. An adequate valuation provision is to be made for the decline in the market value or computed value compared with book value (cost) for each category of investment.

2-6 **Valuation of Long Term Investments**

Long term investments are valued at cost. However, when there is a permanent decline in the market or computed value of the investment compared to book value, the book value should be adjusted with decline value and charge the decline to the income statement.

2-7 **Mutual Funds Certificates**

- Certificates issuing by Banks are valued at redeemable value. Valuation differences are recorded on the income statement except for the certificates that ought to be held by the Bank which has founded the mutual fund, until the termination of the fund according to law. Then such certificates are to be recorded at cost. However, when the redeemable value falls below the cost, the difference shall be charged to the income statement.

- With respect to mutual funds certificates that are not issued by banks or insurance companies, the rules applied to trading investments shall be applied thereto.

2-8 Valuation of Assets reverted to the Bank in Settlement of some Customers' Debts

Assets reverted to the bank are stated under the item of "debit balances and other assets" on the basis of their assigned value. In case of the assets actual value falls below the value at which such assets have been reverted to the Bank, the necessary provision is then formed.

2-9 Loans Provision and Contingent Liabilities Provision

- The Provision is computed on the basis of the provision required to be made for specific loans and contingent liabilities, in addition to a percentage of all other loans and contingent liabilities reduced by cash deposits and banks' guarantees to meet the general risks in that regard in the light of the management experience and detailed studies.
- Loans are written off, when it is no longer feasible to collect such loans, by debiting the provision and the proceeds of bad debts, that previously written off, are added thereto.

2-10 Contingent Liabilities and Commitments

Contingent liabilities, in which the bank is a party, in addition to the commitments resulting from forward exchange contracts and interest rate contracts etc, are presented off balance sheet under the item of "Contingent Liabilities and Commitments" since they do not represent actual assets or liabilities on the balance sheet date.

2-11 Cash Flow Statement

For the purpose of preparing the cash flow statement, the cash and cash equivalent includes cash and due from Central Bank of Egypt & current accounts with banks and treasury bills maturing 3 months from the date of acquisition.

2-12 Depreciation and Amortization

- Fixed assets are depreciated by the straight line method using appropriate depreciation rates which are determined based on the estimated useful lives for each type of asset:

Type of asset	Estimated Useful Lives
Premises	20 Years
Decoration & Installation	5 Years
Integrated Automated systems & equipment	5 Years
Transportation equipment	5 Years
Furniture & fixtures and safes	4 Years
Other equipment	2 Years

- Improvements expenditures of the bank leasholding branches are depreciated over estimated useful life.

2-13 Taxes

- Accrued tax on the bank profits is computed in accordance to applicable laws and regulations in Egypt.

- A tax provision is made to meet tax obligations based on detailed studies for tax claims.

- Due to the nature of the Egyptian tax laws and legislations, applying the principles of the deferred taxes according to the International Accounting Standard "Taxes on Income" will not usually result in a material deferred tax liabilities. Further, if this application results in a deferred tax assets, it will be recognized in the financial statements whenever there is a sufficient comfort that these assets will be realised in the foreseeable future .

3- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The bank's financial instruments are represented in the financial assets and liabilities. The financial assets include cash, due from banks, investments, loans to customers & banks and rights and others' obligation stated in contingent liabilities, as also the financial liabilities include customers' deposits, due to banks, and rights and obligations to others stated in the contingent liabilities .

The note No. (2) of the notes to financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenue and expenses related thereto.

3-1 Interest Rate Risk

The values of some financial instruments will fluctuate due to the changes in interest rates related thereto. The bank follows some procedures to minimize the risk such as:-

- Correlating between the interest on borrowing and lending.
- Determining the applied interest rates in consideration with the prevailing discounted rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (25,26) of the notes to the financial statements represent the maturities of these financial assets and liabilities, as also represent the applied average interest rates by the bank through the year on the financial assets and liabilities.

3-2 Credit Risk

Loans to customers & banks, due to banks and rights and others' obligation stated in contingent liabilities are of the financial assets which exposed to the credit risk which is represented in customer's inability to repay a part or full amount of the loan granted to him at maturity, and the bank obtains sufficient securities to minimize the risk which arise when a customer fails to repay his debt, and also form sufficient provisions for loan losses according to Central Bank of Egypt classification.

The bank follows the following procedures to minimize the credit risk:

- Preparing credit studies about the customers & banks before dealing with them and determining of the credit risk rates related thereto.

- Obtaining the adequate guarantees in order to reduce the risks that created in the case of failing of customers and banks.

- Following up and continuous studies about customers and banks in order to evaluate their financial & credit positions and estimate the required provisions to non performing loans.

- Distribution of loans portfolio and other assets over various sectors.

- Note No (28) of the notes discloses the distribution of loans portfolio and other assets on various sectors.

3-3 Foreign Currency Risk

The bank activity nature requires dealing in many foreign currencies which expose the bank to the risk of fluctuation in the amounts of assets and liabilities as a result of the fluctuation of exchange rates. To minimize this risk, the bank considers the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (29) of the notes to balance sheet discloses the significant foreign currencies positions.

3-4 Forward Exchange Contracts

According to instructions of the Central Bank of Egypt, the bank does not execute forward contracts except to cover its required needs of foreign currencies or customers needs to meet their foreign currencies obligations that resulting from dealing through the bank and to meet the risks of exchange and interest rates related to balances and dealings of the bank All of the forward contracts are short term transactions.

3-5 Financial Instruments Fair Value

The financial instruments fair values do not substantially deviated from their book value at the Balance Sheet date according to the valuation basis applied, in accounting policies to the assets and liabilities, which included in the notes to the balance sheet.

Notes No. (7, 11) of the notes to financial statement disclose the fair values of investment which are reported at cost.

4- CASH AND DUE FROM CENTRAL BANK OF EGYPT

	31/12/2001 L.E.	31/12/2000 L.E.
Cash on hand	326 998 233	246 388 662
Due from Central Bank of Egypt (Reserve percentage)	670 708 000	902 253 000
	997 706 233	1 148 641 662

5- DUE FROM BANKS

	31/12/2001	31/12/2000
	L.E.	L.E.
A- Central Bank of Egypt		
- Deposits	1 561 099 000	709 522 000
B- Local Banks		
- Current accounts	24 183 893	54 714 863
- Deposits	2 400 078 062	1 154 759 442
	2 424 261 955	1 209 474 305
C- Foreign Banks		
- Current accounts	76 887 955	98 843 145
- Deposits	476 977 744	965 650 550
	553 865 699	1 064 493 695
Total	4 539 226 654	2 983 490 000

6- TREASURY BILLS

	31/12/2001	31/12/2000
	L.E.	L.E.
- Treasury bilis 91 days maturity	100 000 000	160 000 000
- Treasury bills 182 days maturity	115 000 000	10 000 000
	215 000 000	170 000 000
Less: Unearned interest	(2 613 574)	(1 639 984)
	212 386 426	168 360 016

- On December 30, 2001 the bank concluded REPOS agreement with the Central Bank of Egypt to sell Treasury Bills (nominal amount of LE. 360 million) with a selling amount of LE. 353 630 548 for the purpose of repurchasing the same Treasury Bills value January 6, 2002 with an amount of LE. 354 286 382. The selling value was included in Due From Banks Caption in deposits with Local Banks Note. No. 5 (B).

7- TRADING INVESTMENTS

	31/12/2001	31/12/2000
	L.E.	L.E.
Shares	--	8 029 059
Bonds	110 390 635	1 982 271
Mutual funds certificates	47 205 443	48 099 835
Investment portfolios managed by others	70 592 024	67 994 550
	228 188 102	126 105 715
Provision for decline in trading investment prices	(15 086 599)	(16 018 262)
	213 101 503	110 087 453

Trading investments are represented as follows:-		
Investment securities listed on the Stock Exchange	--	8 029 059
Investment securities not listed on the Stock Exchange	228 188 102	118 076 656
	228 188 102	126 105 715

- The market value of the investment portfolio managed by others is LE. 70 342 103 at December 31,2001.

8. PROVISION FOR DECLINE IN TRADING INVESTMENTS PRICES

The movement of provision for decline in trading investment prices during the year and its balance at balance sheet date is represented as follows:-

	31/12/2001	31/12/2000
	L.E.	L.E.
Provision at the beginning of the year	16 018 262	12 259 013
Foreign currencies revaluation differences	3 158 986	--
Transfers between provisions accounts during the year (contingency provision)	(557 159)	3 759 249
Amounts used during the year	(3 533 490)	--
Provision at the end of the year	15 086 599	16 018 262

9. LOANS TO CUSTOMERS AND BANKS

	31/12/2001	31/12/2000
	L.E.	L.E.
Discounted commercial papers	210 598 646	173 391 114
Loans to customers	6 207 713 774	5 879 120 722
Loans to banks	54 027 700	56 585 300
Less:	6 472 340 120	6 109 097 136
Unearned discount	(6 821 654)	(13 451 001)
Loans provision	(565 840 188)	(400 940 090)
Interest in suspense	(124 714 361)	(83 278 724)
	5 774 963 917	5 611 427 321

10. LOANS PROVISION

The movement in the loans provision during the year and its balance at the balance sheet date is represented as follows:-

	December 31, 2001		
	Specific	General	Total
	L.E.	L.E.	L.E.
Provision at the beginning of the year	356 871 090	44 069 000	400 940 090
Forming during the year	61 291 500	6 408 500	67 700 000
Foreign currencies revaluation differences	12 130 875	2 427 760	14 558 635
Transfers between provisions accounts *	30 000 000	61 656 325	91 656 325
	460 293 465	114 561 585	574 855 050
Amounts used during the year	(9 014 862)	--	(9 014 862)
Provision at the end of the year	451 278 603	114 561 585	565 840 188

* Transfer from other provisions- contingency, trust breach, foreign exchange risk- Note No. (19)

	December 31, 2000		
	Specific	General	Total
	L.E.	L.E.	L.E.
Provision at the beginning of the year	283 917 335	38 661 990	322 579 325
Forming during the year	49 323 057	4 676 943	54 000 000
Foreign currencies revaluation differences	5 315 697	730 067	6 045 764
Transfers between provision accounts during the year	29 333 523 *	--	29 333 523
	367 889 612	44 069 000	411 958 612
Amounts used during the year	(11 018 522)	--	(11 018 522)
Provision at the end of the year	356 871 090	44 069 000	400 940 090

* Transfer from other provisions – contingency, contingent liabilities - Note No. (19).

11. LONG TERM INVESTMENTS

	December 31, 2001		December 31, 2000	
	Amount	Percentage of sharing	Amount	Percentage of sharing
	L.E.	%	L.E.	%
(A). Investments in Banks and Associated Co's				
Misr Europe Bank	15 057 022	30	15 057 022	30
Misr Exterior Bank *	122 499 535	30	132 499 535	30
UBAE Arab Italian Bank	108 924 020	20.3	108 924 020	20.3
EGYCAP for Investment	24 297 200	34.3	24 297 200	34.3
Arab Contractors Medical Center	8 000 000	28.5	8 000 000	28.5
Sinouhe Co.	1 847 250	23	1 847 250	23
Alexandria Commerce Development	205 000	20	205 000	20
Global For Management	50 000	20	50 000	20
Egypt for financial settlement Co.	1 262 500	25	--	--
(B) Mutual Funds Certificates				
Misr International Bank - Mutual Fund	8 209 804		9 256 319	
(C) Other long term investments **	776 900 944		766 252 716	
	1 067 253 275		1 066 389 062	

Long term investments are represented as follows:-

Investments listed on the Stock Exchange	807 256 065	807 314 087
Investments not listed on the Stock Exchange	259 997 210	259 074 975
	1 067 253 275	1 066 389 062

The market value of the long term investments listed on the stock exchange is L.E. 843 222 620 at December 31, 2001 versus LE. 877 923 422 at December 31, 2000.

* Note No. (19).

** The other long term investments item includes an amount of LE. 50 039 600 represents the purchase amount of 2 217 192 shares of Remco's shares (One of AYOBCO'S Group), to resell the shares to the company on June 30, 2007 against the reduction of customer's debit with the same value.

12. DEBIT BALANCES AND OTHER ASSETS

	31/12/2001	31/12/2000
	L.E.	L.E.
Accrued revenues	67 802 172	61 469 338
Prepaid expenses	647 604	683 763
Assets under construction	38 145 574	14 263 429
Assets reverted to the bank in settlement of debts	39 547 746	8 058 126
Deposits with others	768 812	586 930
Sundry debit balances	17 329 008	11 778 433
	164 240 916	96 840 019

13. FIXED ASSETS (Net of Accumulated Depreciation)

	31/12/2001	31/12/2000
	L.E.	L.E.
Land	4 058 604	3 058 242
Premises and decoration	114 618 438	114 986 463
Automated systems and equipment	21 889 330	21 234 994
Transportation equipment	2 208 688	2 428 238
Furniture & fixtures and safes	10 308 785	9 993 423
Other equipment	48 545	38 715
Total	153 132 390	151 740 075
Less: Accumulated depreciation	(58 223 918)	(44 851 057)
Net Fixed Assets	94 908 472	106 889 018

- The annual depreciation is amounted to LE 17 265 744 for the year ended December 31, 2001 versus LE. 15 803 561 for the year ended December 30, 2000.
- Fixed assets include (net of accumulated depreciation) at the balance sheet date, an amount of LE. 22 647 916 represents assets not registered yet in the name of the bank and legal procedures has currently been taken to register these assets.

14. DUE TO BANKS

	31/12/2001 L.E.	31/12/2000 L.E.
A- Central Bank of Egypt		
Current accounts	224 217 000	215 058 000
Deposits	336 166 000	216 130 000
	560 383 000	431 188 000
B- Local Banks		
Current accounts	26 785 360	7 553 857
Deposits	157 973 780	374 073 186
	184 759 140	381 627 043
C- Foreign Banks		
Current accounts	1 261 372	1 253 405
Deposits	206 914 680	175 157 270
Short term loans	59 936 514	10 811 353
	268 112 566	187 222 028
Total	1 013 254 706	1 000 037 071

15. CUSTOMERS' DEPOSITS

	31/12/2001 L.E.	31/12/2000 L.E.
Demand deposits	999 330 748	975 676 167
Time deposits	7 637 592 576	6 882 758 444
Certificates of deposits and savings	156 913 794	486 300
Saving deposits	726 675 519	518 629 205
Other deposits	395 365 632	313 547 632
	9 915 878 269	8 691 097 748

16. CREDIT BALANCES AND OTHER LIABILITIES

	31/12/2001	31/12/2000
	L.E.	L.E.
Accrued interest	130 331 750	114 333 614
Deferred revenue	25 532 127	22 932 295
Income tax	41 381 135	33 605 537
Creditors and other credit balances	64 461 091	52 768 008
	261 706 103	223 639 454

17. LONG TERM LOANS

Description	Interest Rate %	Maturity Date	Amounts Matured during the next year L.E.	Balance in 31/12/2001 L.E.	31/12/2000 L.E.
Ministry of Finance loan (*)	7.1	2006	3 050 576	14 814 803	18 061 687
Craftmen Fund loan	10-7	2002	1 265 000	1 272 500	1 272 500
Centeral Bank of Egypt Loan (**)	10-7.5	2008	7 140 544	15 372 402	22 076 540
European Union Loan	5.5	2013	916 071	5 142 857	7 357 143
European Investment Bank's Loan	--	--	--	1 157 976	1 001 363
Participated Loan (Banks Group) (***)	(Libor+0.625)	2004	--	459 810 400	--
			12 372 191	497 570 938	49 769 233

(*) The Ministry of Finance loan is represented in the share of Misr International Bank in the European union's grant to the Ministry of Economy and International Corporation to finance the private sector. In accordance with the agreement signed on August 31, 1995 between Misr International Bank and Cairo Barclays Bank (as agent for the Ministry of Economy and International Cooperation) in this respect.

According to this agreement, Misr International Bank shall use this share in granting facilities to projects in the industrial and tourist sector according to the conditions included in the agreement which stipulate that the year of the loan does not exceed ten years and repayment of the loan shall be made in semi annual installments starting after a year not exceeding 36 months from the date of disbursement of funds to the clients.

On August 11, 1996 the bank's share in the grant was recorded as a commitment towards the Ministry of Finance being considered as amounts borrowed from local bodies in accordance with the letter received from the Central Bank of Egypt in this respect.

(**) The Central Bank of Egypt loan is represented in the share of Misr International Bank in the loan provided from the German Government through German Development Bank (KFW) to the Arab Republic of Egypt represented by the Central Bank of Egypt for the development and enlargement of medium and small industrial private sector projects, according to the agreement was signed on October 13th, 1994 between the German Development Bank, the Central Bank of Egypt and the Misr International Bank.

According to the agreement , Misr International Bank is entitled to an amount of DM 17 million as a loan and an amount of DM. 4.8 million as a non- refundable grant.

The bank lends to the beneficiary in accordance to the contract provision which was made in December 6th, 1994 between Central Bank of Egypt and Misr International Bank.

The average loan repayment year varies between 5 to 8 years with one year grace in parallel to the schedule of sub- loan granted to the beneficiary. The repayment of the principal of the loan and interest is due in semi-annually.

(***) On August 30,2001, Misr International Bank - as a borrower- has signed a participated loan agreement with Citibank International Plc as an agent, Citibank N.A as a mandated arranger together with Bank of Tokyo - Mitsubishi LTD as joint arrangers and fourteen banks (lenders) include Citibank and Tokyo - Mitsubishi Bank.

The loan amounts US$ 100 million for three years and fully matured at the end of the third year. The loan is intended for the bank's general corporate purposes and bears a floating interest rate based upon Libor plus margin and mandatory cost rate.

18. SUBORDINATED LOAN

The subordinated loan is represented in the value of the loan granted from Banque Misr (one of the bank's founders) to Misr International Bank which amounted to LE. 100 million (Hundred million Egyptian Pounds) according to the loan contract concluded between both banks on May 19, 1997 as a free loan, which Misr International Bank has the right to use it in all its banking activities without any limitation or restrictions in its absolute judgement in this regard.

The duration of this loan is 6 years starting from the date of signature of the contract.

The loan will be amortized over a year of 5 years at the rate of 20% annually of its value (L.E. 20 million) starting May 18,1999 and the loan carries simple interest at the rate of 11% annually . Banque Misr retains the right to amend the annual interest rate, on condition it notifies Misr International Bank before making the amendment by 15 days.

19. OTHER PROVISIONS

The movement of other provisions during the year and its balance in the balance sheet date are as follows:-

December 31, 2001

)escription	Balance at the beginning of the year	Formed during the year	Foreign Currencies Revaluation	Amounts used during the year Differences	Transfers between provisions Accounts	Provisions no longer needed	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
.ingency provision	78 034 796	--	--	(10 000 000) *	(68 034 796) **	--	--
: breach provision	12 770 496	--	--	--	(10 000 000) ****	--	2 770 496
loyees benefits ·vision	20 114 718	--	--	(3 998 978)	--	--	16 115 740
:gn exchange risk .sion	26 213 709	--	(1 549 339)	--	(13 064 370) ***	(11 600 000)	--
ıs provision	116 001 603	1 618 865	1 912 798	(5 000 000)	28 778 338 *****	--	143 311 604
ngent liabilities sion	27 082 001	4 300 000	--	--	--	--	31 382 001
	280 217 323	5 918 865	363 459	(18 998 978)	(62 320 828)	(11 600 000)	193 579 841

- The provisions no longer needed is included in income statement under other operating income item. .

* Used against the decline in one of bank's participation in the share capital of associated banks- Note No. (11).

** LE 20 million transfer to loans provision- specific and LE. 48 591 955 transfer to loans provision- general and LE 557 159 transfer to provision for decline in trading investments prices.

*** LE. 13 064 370 transfer to loans provision – general.

**** LE. 10 Million Transfer to loans provision- specific

*****Transfer from credit balances and other liabilities.

December 31, 2000

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Revaluation Differences	Amounts used during the year	Transfers between provisions accounts	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Contingency provision	112 738 573	--	--	--	(34 703 777) **	78 034 796
Trust breach provision	2 770 496	--	--	--	10 000 000	12 770 496
Employees benefits provision	20 114 718	--	--	--	--	20 114 718
Foreign exchange risk Provision	26 213 709	--	--	--	--	26 213 709
Claims provision	74 534 450	18 394 463	794 328	(10 000 000)	32 278 362 ***	116 001 603
Contingent liabilities Provision	36 415 524	--	--	--	(9 333 523) ****	27 082 001
General risks provision	36 713 947	--	2 341 525	(40 000 000) *	944 528	--
Total	309 501 417	18 394 463	3 135 853	(50 000 000)	(814 410)	280 217 323

- Contingency provision amounting to L.E 78 034 796 at 31 December, 2000 is maintained to cover any possible future decline in the value of bank's investments & assets.

* Used against the decline in one of Bank's participation in the share capital of Associated Banks- Note no (11).

** L.E. 20 million transfer to loans provision – specific L.E. 10 million transfer to trust breach provision, L.E. 3 759 249 transfer to provision for decline in trading investments prices and L.E. 944 528 transfer to general risks provision.

*** Transfer from credit balances and other liabilities.

**** Transfer to loans provision – specific.

20. SHAREHOLDERS' EQUITY

December 31, 2001

	Capital	Legal Reserve	General Reserve	Special Reserve	Other Reserves	Retained Earnings for the year	Total
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E	L.E.
Balance at the beginning of the year	112 500 000	225 000 000	523 623 872	17 007 092	26 423 193	--	904 554 157
Capital increase	28 125 000	--	--	--	--	--	28 125 000
Net profit	--	--	--	--	--	209 118 382	209 118 382
Transfers to reserves	--	41 823 676	68 639 118	--	--	(110 462 794)	--
Proposed profits appropriation	--	--	--	--	--	(98 655 588)	(98 655 588)
Balance at the end of the year	140 625 000	266 823 676	592 262 990	17 007 092	26 423 193	--	1 043 141 951

December 31, 2000

	Capital	Legal Reserve	General Reserve	Special Reserve	Other Reserves	Retained Earnings	Total
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Balance at the beginning of the year	112 500 000	225 000 000	401 587 789	17 007 092	26 423 193	--	782 518 074
Net profit	--	--	--	--	--	204 845 648	204 845 648
Transfers to reserves	--	--	122 036 083	--	--	(122 036 083)	--
Proposed profits appropriation	--	--	--	--	--	(82 809 565)	(82 809 565)
Balance at the end of the year	112 500 000	225 000 000	523 623 872	17 007 092	26 423 193	--	904 554 157

Capital

- The authorized capital amounts to LE. 170 million. and the Issued & fully paid – up capital L.E. 140.625 Million distributed .over 28.125 million shares having a par value of LE. 5 each.
- The bank's ordinary general assembly meeting held on March 31,2001 resolved to increase the bank's issued capital from LE. 112 500 000 to LE. 140 625 000 by increase amounting to LE. 28 125 000, deducted from the shareholders' dividends of the year 2000.

Reserves

- According to the Bank's statutes a sum equal to 20% of annual net profit is retained to form the legal reserve, which will be ceased when its balance amounts to 200% of the issued capital and when the reserve falls bellow this limit it shall be necessary to resume the deductions.

- In compliance with the instructions of the Central Bank of Egypt, the balance of the special reserve may not be disposed of without recourse to the Central Bank of Egypt.

21. CONTINGENT LIABILITIES AND COMMITMENTS

	31/12/2001	31/12/2000
	L.E.	L.E.
Local letters of guarantee	1 164 792 205	1 174 291 125
Letters of credit (export and import)	348 583 331	503 683 053
Acceptances	193 139 100	99 728 868
Other contingent liabilities	3 464 488	500 000
	1 709 979 124	1 778 203 046

22. LOSSES FROM FOREIGN CURRENCY TRANSACTION

	31/12/2001	31/12/2000
	L.E.	L.E.
Foreign currency revaluation losses	(36 597 444)	(32 462 797)
Foreign exchange gain	19 699 093	20 200 495
	(16 898 351)	(12 262 302)

23. EARNINGS PER SHARE

	31/12/2000	31/12/2000
	L.E.	L.E.
Net profit of the year	209 118 382	204 845 648
Board of director's remuneration	(400 000)	(450 000)
Employees share of profits (from the net profit)	(20 911 838)	(20 484 565)
The shareholder's share from the net profit	187 806 544	183 911 083
The weighted average number of shares	26 718 750	22 500 000
Earning per share	7	8.2

24. CAPITAL EXPENDITURES COMMITMENTS

The value of the capital commitments amounted LE.38 Million at December 31, 2001 versus LE. 14 Million at December 31, 2000.

25. MATURITIES OF ASSETS AND LIABILITIES

Description	December 31,2001 Due within one year L.E.	Due within More than one year L.E.
A- Assets		
Due from banks	4 539 226 654	--
Treasury bills	215 000 000	--
Trading investments	228 188 102	--
Loans to customers	4 011 471 774	2 196 242 000
Loans to banks	--	54 027 700
Long term investments	--	1 067 253 275
	8 993 886 530	3 317 522 975
B- Liabilities		
Due to banks	1 013 254 706	--
Customers' deposits	9 652 782 263	263 096 006
Long term loans	12 372 191	485 198 747
Subordinated loan	20 000 000	20 000 000
	10 698 409 160	768 294 753

26. EFFECTIVE AVERAGE INTEREST RATES

The average interest rates on assets and liabilities are 7.74 % and 5.59 % respectively.

27. TAX STATUS

- As for the years 1988/1993, the Appeal Committee issued its decision for these years and the dispute between the Appeal Committee and the bank was transferred to the court.

- As for the years 1994/1996 the competent tax authority inspected the bank's records, and the bank has objected on the Tax Authority assessments and the dispute was transferred to the Internal Committee.

- The years 1997/2000 are not yet inspected.

28. DISTRIBUTION OF ASSETS, LIABILITIES, CONTINGENT LIABILITIES AND COMMITMENTS

	December 31,2001	
	Local Currency Figures in Thousands L.E.	Foreign Currency Figures in Thousands L.E.
A - Assets		
Due from banks	647 626	3 891 601
Loans to customers and banks		
Agriculture sector	164 724	346
Banking sector	5 383	83 790
Commercial sector	1 356 875	170 708
Construction sector	408 190	8 762
Financial institutions sector	223 587	--
Healthy sector	52 342	--
Industrial sector	1 983 225	404 453
Other sectors	273 858	75 209
Petroleum sector	2 787	56 686
Other services sector	330 265	119 950
Tourism sector	623 510	127 690
Total loans	5 424 746	1 047 594
B - Liabilities		
Due to banks	79 612	933 643
Customers' Deposits		
Individual sector	3 037 861	2 028 336
Private sector	1 023 404	793 489
Public sector	1 487 250	875 621
Other sectors	482 694	187 223
Total	6 031 209	3 884 669
C - Contingent Liabilities	1 110 129	599 850

29. SIGNIFICANT CURRENCIES POSITIONS

	31/12/2001 Figures in Thousands L.E.	31/12/2000 Figures in Thousands L.E.
Egyptian Pound	(114 861)	61 726
U.S Dollar	10 272	(141 169)
Sterling Pound	(5 016)	692
Euro	109 331	77 236

30. MUTUAL FUNDS

Misr International Bank has formed Mutual Fund of Misr International Bank - First issue - capital growth - with amount of LE. 280 169 200. Misr International Bank participated in the Fund with a number of. 142 383 investment certificates (5.08%). Which amounted LE. 8 209 804 as at December 31,2001. A contract has been conducted with Concord International Investments to perform the duties of Investment Manager.

31. RELATED PARTY TRANSACTIONS

The bank deals with its related party on the same basis as with others in compliance with accepted banking rules and regulations, the nature of these transactions and it's balances are represented in the balance sheet date in the following:

	31/12/2001 L.E.	31/12/2000 L.E.
Subordinated loan	40 000 000	60 000 000
Due from banks	527 689 000	36 573 000
Due to banks	--	6 565 000
Participated loan	63 786 825	--

32. COMPARATIVE FIGURES

Certain reclassification has been made to the comparative figures in order to confirm with current year presentation.